Exhibit 21.1

SUBSIDIARIES OF TRANSPRO, INC.

The following sets forth a list of all the direct and indirect subsidiaries as of December 31, 2004 of Transpro, Inc., a Delaware corporation (the "Company"), and the State or other jurisdiction of incorporation or organization of each.

Name	Jurisdiction of Incorporation or Organization
G&O Manufacturing Company, Inc.(a)	Delaware
GO/DAN Industries, Inc.	Delaware
Transpro, Inc. de Mexico, SA de C.V.	Mexico
Radiadores GDI, S.A. de C.V.(b)	Mexico
Ready Aire, Inc.	Texas

(a) Sold on March 1, 2005

(b) Currently an inactive subsidiary.